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MS. DANA HARTZ, STAFF ACCOUNTANT
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street NE
Washington   DC   20549
U.S.A.

                                                                October 31, 2006

                   RE: IPC HOLDINGS, LTD., FILE NO. 000-27662


Dear Ms. Hartz,

      As requested, we are writing to respond to your verbal follow-up comments of October 3, 2006, on certain items contained in our letter dated July 10, 2006, in which we discussed areas of our Critical Accounting policy for Loss Reserves. Your comments, which were transcribed, are set forth in bold below. Our responses below reiterate the responses that we made to you via telephone on October 26, 2006.

      In some of our responses, we have agreed to change or supplement the disclosures in our future filings. We are doing that in the spirit of co-operation with the staff of the SEC, and not because we believe our prior filing is deficient or inaccurate. Accordingly, changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

      We have also indicated in a number of responses that we believe no change in disclosure is appropriate, and have explained why. We understand the SEC's staffs' comments, even where a disclosure change is requested or suggested, to be based on the staffs' understanding based on information available to it, which may be less than the information available to us. Accordingly, we understand those SEC staff comments may be withdrawn or modified based on the additional explanation or information we provide.

      We represent that we understand that the company is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and that the company may not assert staff comments as a defence in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 ("2005 FORM 10-K")

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Loss Reserves

WE NOTE YOUR RESPONSE TO COMMENT 1, PART A FROM OUR LETTER DATED JUNE 27, 2006. YOUR PROPOSED DISCLOSURE STATES THAT FOR CERTAIN CATASTROPHIC EVENTS, THERE IS GREATER UNCERTAINTY UNDERLYING THE ASSUMPTIONS AND ASSOCIATED ESTIMATED RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES. PLEASE TELL US HOW YOUR EXISTING RESERVE METHODOLOGY DOES NOT ENABLE YOU TO IDENTIFY AND QUANTIFY KEY ASSUMPTIONS. IT APPEARS THAT ALTHOUGH THERE IS LESS UNCERTAINTY

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REGARDING WHEN THE LOSS EVENT OCCURS, YOU WOULD STILL HAVE TO MAKE ESTIMATES FOR
THE NUMBER OF CLAIMS, THE SEVERITY OF CLAIMS, LOSS REPORTING PATTERNS, INFLATION AND OTHER ASSUMPTIONS THAT ARE USED TO CALCULATE YOUR ULTIMATE LOSS RESERVE. WITHOUT SUCH DISCLOSURE, WE BELIEVE THAT INVESTORS WILL BE UNABLE TO ADEQUATELY EVALUATE THE POTENTIAL VARIABILITY INHERENT IN RESERVE ESTIMATES THAT POSSESS A HIGH DEGREE OF SUSCEPTIBILITY TO CHANGE. REFER TO SECTION 5 OF FINANCIAL REPORTING RELEASE NO. 72. PLEASE PROVIDE IN DISCLOSURE-TYPE FORMAT A DISCUSSION AND QUANTIFICATION OF THE KEY ASSUMPTIONS UNDERLYING YOUR LOSS AND LOSS ADJUSTMENT EXPENSE LIABILITY ESTIMATES.

WE NOTE YOUR RESPONSE TO COMMENT 1, PART B FROM OUR LETTER DATED JUNE 27, 2006, IN WHICH YOU STATE THAT YOU INTEND TO CONTINUE TO PROVIDE A MATHEMATICAL SENSITIVITY ANALYSIS FOR YOUR PROPERTY CATASTROPHE REINSURANCE RESERVES. FINANCIAL REPORTING RELEASE NO. 72 REQUIRES SENSITIVITY ANALYSES TO PRESENT REASONABLY LIKELY VARIABILITY IN MATERIAL ESTIMATES. WE BELIEVE THAT A MATHEMATICAL ANALYSIS AROUND A TOTAL DOES NOT PROVIDE MEANINGFUL VARIABILITY DISCLOSURE TO INVESTORS. FOR EACH KEY ASSUMPTION, PLEASE PROVIDE US WITH THE FINANCIAL STATEMENT IMPACT OF CHANGES IN SPECIFIC ASSUMPTIONS AND THE SENSITIVITY OF YOUR OPERATING RESULTS TO REASONABLY LIKELY FUTURE VARIATIONS FROM THESE ASSUMPTIONS.

      To address your comments, it is appropriate to summarize the process we follow in establishing our estimates of ultimate liability for specific catastrophic events, focusing on what we do, and what we do not do, when we establish reserves, as we have described it in our report on Form 10-Q for the quarter ended June 30, 2006 ("2nd Quarter 10-Q") and in our responsive letter to you of July 10, 2006. We refer you to our disclosures on pages 11-12 of the 2nd Quarter 10-Q, as well as page 3 of our letter dated July 10, 2006. Essentially, as described therein, the process by which we derive our estimate of ultimate liabilities for each catastrophic event, and from which our reserve for unpaid losses and loss adjustment expenses is determined, is as follows:

      1) When a catastrophic event occurs, we first determine which treaties may be affected using our geographic database of exposures.

      2) We then contact the respective brokers and ceding companies involved with those treaties, to determine the cedant's estimate of their involvement and the extent to which their catastrophe reinsurance program is affected.

      3) We then establish a specific reserve for the event, based upon the sum of estimates of total losses incurred by the ceding insurers, including additional reserves (IBNR and RBNE) where we believe the ultimate loss amount is greater than that reported by the cedant. The process of estimating IBNR and RBNE takes into account management judgement, including previous experience with reserve development with respect to particular cedants, knowledge of the business written for specific cedants affected by the particular catastrophe, industry loss data and computer modeling. Essentially, we make management judgements as to our estimate of the ultimate liability, which is not mathematically or formulaically derived from factors such as numbers of claims, severity of claims, demand surge impact on the costs of labour or materials, legal issues, etc. There can be delays in receiving cedant estimates (and we have added disclosure to that effect at your request in our 2nd Quarter 10-Q) and sometimes reserves have to be estimated for financial statement purposes very shortly after an event, in which case overall industry loss data and computer modeling are more heavily relied upon.

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      4)    The sum of the individual event point estimates derived from the above methodology provides us with an overall point estimate of the loss reserve for the company as a whole.

      In summary, we as a reinsurer do not attribute predictive numeric weights to underlying specific physical factors that cause reserve changes generally, and it would be misleading for us to provide a table suggesting that we do and showing the potential sensitivity of physical factors on our loss reserves as a whole. We do not have such an analysis. One reason we chose to disclose the effects of 10% movement in IBNR/RBNE in our 2005 Form 10-K and our Forms 10-Q was, and is, precisely to indicate the potential variability.

      As we disclose on page 12 of the 2nd Quarter 10-Q, there is greater uncertainty with respect to certain catastrophic events, because of a variety of potential factors, (i.e. flooding, demand surge, multiple events, coverage issues, etc.) which you have listed in your comments. However, it is important to understand that these are factors that the cedants (as primary insurers) consider in arriving at their estimated losses from specific catastrophic events. These are also factors which the modelling companies consider. It is possible that our disclosure suggests that we separately evaluate each of these factors numerically -- but we do not. These are factors that are considered by the cedants to arrive at their estimates that they report to us. We do not try to model or evaluate these physical factors individually or separately; it would be very difficult for IPC as a reinsurer to attempt to attribute numeric values to these factors, as we have very little data concerning those factors. We consider those factors in aggregate, as part of the process discussed in 3 above. Our task is to evaluate the reasonableness of the cedant's estimates and to make our own determination as to the appropriateness of our reserves which we do by assessing past experience as noted above, and considering the results of analysis based on industry-level estimates.

      To clarify the disclosure in this paragraph in that regard, we agree to add language that indicates that these additional difficulties are difficulties faced by our clients in establishing estimates of their liabilities which in turn leads to greater uncertainty in our reserve estimates, by amending our disclosure in this paragraph in future filings under "Critical Accounting Policies -- Loss Reserves" as follows:

            "For certain catastrophic events there is greater uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses reported by our cedants. Complexity resulting from problems such as policy coverage issues, multiple events affecting one geographic area and the resulting impact on claims adjusting (including allocation of claims to event and the effect of demand surge on the cost of building materials and labour) by, and communications from, ceding companies, can cause greater uncertainty in the reserve estimates reported to us by our cedants, as well as delays to the timing with which we are notified of cedants' changes to their loss estimates, resulting in greater uncertainty in our reserve estimates. Our estimate for hurricane Katrina has been based on estimates by cedants of their exposure, industry insured loss estimates, output from both industry and proprietary models, and management judgement, which includes consideration of the physical factors noted above, in aggregate. It has been assumed that underlying policy terms and conditions are upheld during our clients' loss adjustment process. However, the unique circumstances and severity of this devastating catastrophe, including the extent of flooding and resultant initial limited access by claims adjusters, introduce additional uncertainty to the normally difficult process of estimating catastrophe losses, which is compounded by the potential for legal and regulatory issues arising regarding the scope of coverage."

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      As further discussed on October 26, 2006, we will amend our disclosure in future filings substantially to the following effect under "Critical Accounting Policies -- Loss Reserves" as follows:

            "At September 30, 2006 management's estimates for IBNR/RBNE represented approximately 33% of total loss reserves. The majority of the estimate relates to reserves for claims from hurricanes Katrina, Rita and Wilma, which affected various parts of Gulf coast states between August and October 2005. As discussed above, our reserve estimates are not mathematically or formulaically derived from factors such as numbers of claims or demand surge impact. If our estimate of IBNR/RBNE loss reserves at September 30, 2006 was inaccurate by a factor of 10%, our results of operations would be impacted by a positive or negative movement of approximately $22 million. If our total reserve for losses at September 30, 2006 was inaccurate by a factor of 10%, our incurred losses would be impacted by approximately $65 million, which represents approximately 3% of shareholders' equity at September 30, 2006. For information on historical development of IPC's loss reserves, please refer to the tables provided in Item 1, Business, Reserve for Losses and Loss Adjustment Expenses, in our Report on Form 10-K for the year ended December 31, 2005."

      We trust you will find these responses to your comments satisfactory. If you have any questions, please do not hesitate call me on (441) 298 5107, or e-mail me at john.weale@ipcre.bm.


                                Yours sincerely,




                                   John Weale
                            Senior Vice President and
                             Chief Financial Officer